# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Li-Cycle Holdings Corp., CIK 0001828811
CUSIP: 50202P105
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Date of event which requires filing of this statement: 05/14/2025
Amends the filing with accession number 0001140361-22-034542
Filed by CIK 0001521365
Persons authorized to receive notices and communications: Peter Wright, Glencore Canada Corporation, 100 King Street West, Suite 6900, Toronto, Ontario Canada (A6), M5X 1E3, (416) 775-1500

## Reporting persons
- Glencore plc (CIK 0001521365): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 85,880,091; sole dispositive power 0; shared dispositive power 85,880,091; aggregate amount beneficially owned 85,880,091 (65.9% of the class)
  Comment: For rows 8, 10, and 11, represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore plc. For row 13, see comment regarding row 13 to Glencore Canada Corporation's cover page of this Amendment No. 10.
- Glencore International AG: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 85,880,091; sole dispositive power 0; shared dispositive power 85,880,091; aggregate amount beneficially owned 85,880,091 (65.9% of the class)
  Comment: For rows 8, 10, and 11, represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore International AG. For row 13, see comment regarding row 13 to Glencore Canada Corporation's cover page of this Amendment No. 10.
- Glencore Canada Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 85,880,091; sole dispositive power 0; shared dispositive power 85,880,091; aggregate amount beneficially owned 85,880,091 (65.9% of the class)
  Comment: For rows 8, 10, and 11, assuming all applicable regulatory conditions have been satisfied, represents 85,872,668 Common Shares of Li-Cycle Holdings Corp (the "Issuer") issuable to Glencore Canada Corporation upon conversion of all of the outstanding secured and unsecured notes of the Issuer held by Glencore Canada Corporation, subject to adjustment and including accrued but unpaid interest through May 15, 2025, plus 7,423 Common Shares of the Issuer previously awarded to Mr. Kunal Sinha under the Issuer's 2021 Incentive Award Plan. For row 13, percent of Common Shares of the Issuer calculated based on 44,541,690 Common Shares of the Issuer outstanding as of March 18, 2025 (such outstanding shares based on information provided in the Issuer's Form 10-K for the year ended December 31, 2024), plus the number of Common Shares of the Issuer issuable to Glencore Canada Corporation as described in in the preceding sentence. See Item 5 of this Amendment No. 10 for more information.

## Item 1. Security and Issuer
Title of class of securities: Common Shares without par value
Name of issuer: Li-Cycle Holdings Corp.
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Comment:
EXPLANATORY NOTE

This Amendment No. 10 (this "Amendment No. 10") is being filed by the undersigned to amend and supplement the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on September 23, 2022 (as amended, from time to time, the "Schedule 13D") relating to the common shares, without par value (the "Common Shares"), of Li-Cycle Holdings Corp. (the "Issuer"). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons as of May 16, 2025 are listed in Schedule I of Exhibit 99.9 hereto (the "Schedule I Persons"), which Schedule I is incorporated herein by reference.

As of the date of this Amendment No. 10, other than as set out in Schedule II of Exhibit 99.9 hereto, during the last five years, none of the Reporting Persons, or, to the Reporting Persons' knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 10 is hereby incorporated herein by reference.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 10 is hereby incorporated herein by reference.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 10 is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 10 is hereby incorporated herein by reference.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 10 is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 10 is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

The Issuer: (i) sought and obtained an initial order from the Ontario Superior Court of Justice (Commercial List) (the "CCAA Court") that provided the Issuer and certain of its subsidiaries with protection from their creditors and other relief under Canada's Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended (the "CCAA") and (ii) commenced ancillary insolvency proceedings under Chapter 15 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York.

On May 14, 2025, Glencore Canada Corporation entered into an Equity and Asset Purchase Agreement (the "EAPA") with the Issuer and the other persons listed on Schedule I thereto (collectively, the "Sellers"), and Glencore International AG entered into a DIP Term Sheet with the Issuer (the "DIP Term Sheet"). Upon the terms and subject to the conditions set forth in the EAPA and the DIP Term Sheet, and subject to the CCAA Court's further approval under the CCAA, Glencore Canada Corporation intends to effect a credit bid (the "Credit Bid") pursuant to which the Sellers will sell, transfer and assign to Glencore Canada Corporation, and Glencore Canada Corporation will acquire and assume from the Sellers, the Transferred Assets (as defined in the EAPA), the Transferred Equity Interests (as defined in the EAPA) and the Assumed Liabilities (as defined in the EAPA) (collectively, the "EAPA Transaction"). If the EAPA Transaction is consummated, the Credit Bid will be payable by means of, among other things, credit against, first, all amounts owing under the DIP Term Sheet and second, the reduction in the outstanding principal amount of either the A&R Senior Secured Convertible Note or Second A&R Convertible Note No. 1 (by splitting the applicable note into a term loan representing an amount of the outstanding principal amount due and owing under the Credit Bid and a convertible note representing the remainder of the outstanding principal amount and interest of such preexisting note).

The Sellers will seek an order of the CCAA Court (the "SISP Order") in order to obtain the approval of the EAPA by the CCAA Court as a "stalking horse bid" and those certain sale and investment solicitation procedures settled between the parties and provided for in the EAPA (the "SISP"). In the event that the EAPA is selected as the Successful Bid (as defined in the proposed SISP Order) in accordance with the terms of the SISP, the Sellers will seek final approval of the EAPA from the CCAA Court. If such approval is obtained, the Sellers and Glencore Canada Corporation intend to consummate the EAPA Transaction, upon the terms and subject to the conditions thereof.

The Reporting Persons may in the future, depending on various factors and subject to the terms of the SISP, the DIP Term Sheet, orders of the CCAA Court under the Issuer's CCAA proceeding, the EAPA and applicable securities laws, propose or suggest additional actions that could result in, among other things, any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Subject to the terms of the SISP, the Reporting Persons may also engage in discussions or negotiations with other debtholders, shareholders and other stakeholders of the Issuer in connection with various matters depending on how the Issuer's CCAA proceeding unfolds as may be appropriate in the circumstances. Each Reporting Person reserves the right to change its plans and intentions, at any time, as it deems appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 10, as of May 15, 2025, are incorporated herein by reference.

As of such date, assuming all applicable regulatory conditions have been satisfied, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), an aggregate of 85,872,668 Common Shares issuable upon the conversion of the Glencore Notes directly owned by Glencore Canada Corporation, including accrued but unpaid interest through May 15, 2025, plus 7,423 Common Shares previously awarded to Mr. Kunal Sinha under the Issuer's 2021 Incentive Award Plan. This amount of Common Shares represents approximately 65.9% of the outstanding Common Shares and is calculated based on 44,541,690 Common Shares of the Issuer outstanding as of as of March 18, 2025 (such outstanding shares based on information provided in the Issuer's Form 10-K for the year ended December 31, 2024), plus the 85,872,668 Common Shares of the Issuer issuable to Glencore Canada Corporation upon conversion of the Glencore Notes directly owned by Glencore Canada Corporation including accrued but unpaid interest through May 15, 2025. The foregoing does not give effect to the EAPA Transaction or any events of default under the Glencore Notes. Mr. Sinha is the Global Head of Recycling at the Glencore group and holds the securities reported herein for the benefit of the Reporting Persons, and will, after vesting, if applicable, transfer the securities directly to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 10, as of May 15, 2025, are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as otherwise disclosed in this Amendment No. 10 and the Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in, any Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 10 is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.9 Schedules I and II (attached hereto)

Exhibit 99.16 Equity and Asset Purchase Agreement, as of May 14, 2025, by and among Glencore Canada Corporation, as Buyer, and Li-Cycle Holdings Corp. and the other persons listed on Schedule I thereto, as the Sellers (attached hereto).

## Signatures
- Glencore plc: /s/ John Burton, John Burton/Company Secretary (05/16/2025)
- Glencore International AG: /s/ John Burton, John Burton/Attorney-in-fact (05/16/2025)
- Glencore Canada Corporation: /s/ John Burton, John Burton/Attorney-in-fact (05/16/2025)